Exhibit 99.07 - Press Release

McKenzie Bay International Ltd: Lac Dore Takes First Step Towards Development:
Five Vanadium Products Targeted


BRIGHTON, MICHIGAN & MONTREAL, QUEBEC, Jul 24, 2002 -- McKenzie Bay International Ltd. (OTCBB:MKBY) announces the Lac Dore Vanadium Project has taken the first step towards development of the Lac Dore Vanadium deposit since the completion of a Feasibility Study by SNC Lavalin (PR April 26, 2002). Entraco Inc, a Montreal based environmental consulting firm, has been engaged to proceed immediately with the environmental impact study and secure necessary permits to construct a mine, refinery and product manufacturing facilities at Lac Dore. Entraco has been instructed to apply the same high environmental standards established when previously engaged for preparation of the Feasibility Study, thus minimizing any unanticipated environmental constraints.

On June 22, 2002, McKenzie Bay announced that its wholly owned subsidiary, McKenzie Bay Resources Ltd, and SOQUEM INC (http://www.soquem.qc.ca), a division of SGF Mineral Inc, which is a subsidiary of Societe generale de financement du Quebec "SGF" (Ministry of Finance Province of Quebec) signed a Letter of Intent to negotiate a Joint Venture Agreement between the parties in which SOQUEM would exercise its option to retain a 20% interest in the Lac Dor Vanadium deposit. Another important step towards development of Lac Dore is securing contracts for the lease or sale of Lac Dore's Vanadium products. MKBY is actively engaged in the discovery of markets, products and demand for five Vanadium products targeted specifically for their use in electricity storage technologies. These products offer: high profit margin potential, limited or non-existent competition, and strong likelihood for creation of significant downstream values from leasing.

The final pre-construction engineering phase will begin shortly, subsequent to securing contracts for the sale of products to be produced at Lac Dore. Plans are currently being prepared and appropriate engineering firms will be engaged to render these services and those of the related construction phase.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan.